Exhibit 12(a)

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

[•], 2023

BlackRock Capital Appreciation Fund, Inc.

BlackRock Large Cap Focus Growth Fund, Inc.

100 Bellevue Parkway

Wilmington, DE 19809

Ladies and Gentlemen:

BlackRock Capital Appreciation Fund, Inc. (the “Target Fund”) and BlackRock Large Cap Focus Growth Fund, Inc. (the “Acquiring Fund”) have requested our opinion as to certain federal income tax consequences of the Acquiring Fund’s proposed acquisition of the assets of the Target Fund pursuant to an Agreement and Plan of Reorganization dated as of [•], 2023 (the “Agreement”). The Agreement contemplates (i) the transfer of substantially all of the assets of the Target Fund to the Acquiring Fund (the “Assets”), in exchange for the assumption by the Acquiring Fund of the liabilities of the Target Fund (the “Target Fund Stated Liabilities”) and shares of the Acquiring Fund, including fractional shares (the “Acquiring Fund Shares”), (ii) the distribution of the Acquiring Fund Shares to the shareholders of the Target Fund, (iii) the redemption by the Target Fund of all of its outstanding shares for no consideration, and (iv) the termination, dissolution and complete liquidation of the Target Fund (all the foregoing transactions involving the Acquiring Fund and Target Fund being referred to herein collectively as the “Reorganization”). This opinion is being delivered pursuant to Section 8.5 of the Agreement.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon representations made in letters from each of the Target Fund and the Acquiring Fund, addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

Exhibit 12(a)

BlackRock Capital Appreciation Fund, Inc.

BlackRock Large Cap Focus Growth Fund, Inc.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion with respect to the Reorganization that for U.S. federal income tax purposes:

1.  (i) The transfer of substantially all of the Assets of the Target Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Stated Liabilities followed by the distribution of the Acquiring Fund Shares to the Target Fund shareholders, (ii) the redemption by the Target Fund of all of its outstanding shares, and (iii) the termination, dissolution and liquidation of the Target Fund, all pursuant to the Agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.  No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Target Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Stated Liabilities;

3.  No gain or loss will be recognized by the Target Fund upon the transfer of the Assets of the Target Fund to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Stated Liabilities or upon the distribution of the Acquiring Fund Shares to the Target Fund shareholders followed by the mandatory redemption and complete liquidation of the Target Fund, except for any gain or loss that may be required to be recognized solely as a result of the close of the Target Fund’s taxable year due to the Reorganization or as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code;

4.  No gain or loss will be recognized by the Target Fund shareholders upon the redemption of their Target Fund shares and receipt of their Acquiring Fund Shares pursuant to the Reorganization;

5.  The aggregate tax basis of the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares redeemed in the Reorganization from such shareholder;

6.  The holding period of the Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization will include the period during which the Target Fund shares redeemed in the Reorganization from such shareholder were held by such shareholder, provided such Target Fund shares are held as capital assets at the time of the Reorganization;

Exhibit 12(a)

BlackRock Capital Appreciation Fund, Inc.

BlackRock Large Cap Focus Growth Fund, Inc.

7.  The tax basis of the Assets acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Target Fund immediately before the Reorganization, except for certain adjustments that may be required to be made solely as a result of the close of the Target Fund’s taxable year due to the Reorganization or as a result of gain recognized on the transfer of certain assets of the Target Fund; and

8.  The holding period of the Assets in the hands of the Acquiring Fund will include the period during which those Assets were held by the Target Fund, except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Target Fund’s taxable year or on which gain was recognized upon the transfer to the Acquiring Fund.

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized (i) upon the close of the taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Agreement, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects.

We are furnishing this opinion to the Target Fund and the Acquiring Fund solely for their benefit in connection with the Reorganization. This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose.

Sincerely yours,

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